Exhibit 99.15

Notice to ASX

Notification of cancellation of shares

21 November 2017

In accordance with ASX Listing Rules, attached is a copy of the ASIC Form 484 notifying the cancellation of 11,778,064 shares bought back under the Rio Tinto Limited off-market share buy-back completed on 13 November 2017.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

BLUEPRINT
OneWorld

Copy to be retained for record keeping purpose only - do not post to ASIC

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Rio Tinto Limited

ACN/ ABN
004458404

Corporate key

Lodgement details

An image of this form will be available as part of the public register

Who should ASIC contact if there is a query about this form?

ASIC registered agent number (if applicable)
159

Firm/organisation
Rio Tinto Limited

Contact name/position description
Rio Tinto Limited

Telephone number

Email address (optional)

Postal address
Rio Tinto Limited, GPO Box 384D, Melbourne VIC 3001, Australia

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Timothy Angus Paine

Capacity
[ ] Director
[X] Company secretary

Signature
(signed)

Date signed
20/11/17
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investment Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Web	www.asic.gov.au
Need help?	www.asic.gov.au/question
Telephone	1300 300 630

Form 484 17 January 2011
© Australian Securities & Investments Commission. Reproduced with permission by ICSA Software International Limited.
Cover page

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. - **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type. A Form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	11,778,064	749,909,334.88

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

13/11/17
[D D] [M M] [Y Y]

Form 484 17 January 2011

Section C Page 1 of 2

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		412,414,348	412,414,348.00	0.00

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 3 / 1 1 / 1 7
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Form 484 17 January 2011

Section C Page 2 of 2